Matthew 25 Fund

A better long-term investment for better long-term investors

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The **Matthew 25 Fund** (symbol **MXXVX**) is a no-load growth and value mutual fund.
The Fund is open to new investors. The minimum initial purchase is $10,000.

For today's quote for the **Matthew 25 Fund**, **click here**.

Obtain a Prospectus and Application

The Matthew 25 Fund is offered only to citizens and residents of the US, and the information on this Web site is intended only for such persons. Nothing on this Web site should be considered a solicitation to buy or an offer to sell shares of the Matthew 25 Fund in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction.

Please see **the prospectus** for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest or send money.

October 23, 2012 Shareholder Meeting Documents

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Matthew 25 Fund

A better long-term investment for better long-term investors

- Home
- Access Your Account
- Prospectus & Annual Report
- Mission
- Fund Manager
- Performance
- FAQ
- Contact Us

Prospectus and Application

You can obtain the Prospectus, Share Purchase Application, and the Annual Report on-line, or by mail.

(To view the on-line materials, you will need the Adobe Acrobat Reader to view this application.)

On-line Prospectus plus Share Purchase Application

On-line IRA Application

Statement of Additional Information

XBRL Interactive Data from the Prospectus

Semi-Annual Report 2012
Annual Report 2011
Semi-Annual Report 2011
Annual Report 2010
Semi-Annual Report 2010
Annual Report 2009
Semi-Annual Report 2009
Annual Report 2008
Semi-Annual Report 2008
Annual Report 2007
Semi-Annual Report 2007
Annual Report 2006
Semi-Annual Report 2006
Annual Report 2005
Semi-Annual Report 2005
Annual Report 2004
Semi-Annual Report 2004
Annual Report 2003

Request the Prospectus to be mailed to you

Please see **the prospectus** for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest or send money.

Matthew 25 Fund

A better long-term investment for better long-term investors

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Your Account

Prospectus &
Annual Report

Mission

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Manager

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Mission and Investment Strategy

Mission

Matthew 25 Fund is an open-ended, non-diversified, investment company that seeks long-term capital appreciation through investments in common stocks and/or securities convertible into common stocks. Income, through dividends or interest, will be a secondary objective.

Investment Strategy

The Fund blends Growth and Value Investing in its securities selection process. **The Fund's** adviser places great emphasis on valuing a business, which then leads to calculating a value for the company's securities. This information is then utilized when buying or selling stocks, in order to increase the potential returns or to reduce the risk of price declines of **the Fund's** investments.

The four categories that the investment adviser evaluates, in order to value a company and its securities, are as follows:

- ☐ Business Economics (Industry and Business Practices)
- ☐ Management Abilities
- ☐ Financial Condition
- ☐ Stock Price

The Adviser believes that **the Fund** will make the most money by investing with the exceptional; accordingly, the adviser's search is for securities possessing the best combinations of a desirable business, with outstanding management and clean financials (low debt and sufficient working capital), and a market price that the adviser deems to be at or below its fair value.

The Fund is willing to invest in the securities of companies with small, medium or large capitalization. In other words, **the Fund** is open to a large universe of public companies so that it may find stocks with the exceptional traits that **the Fund** so desires. Whenever the adviser finds such an investment, the adviser may purchase this stock or its convertible securities with up to 25% of **the Fund's** total assets. **The Fund's** willingness to place a large percentage of its assets in a single stock does distinguish it from most other funds.

Please see **the prospectus** for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest or send money.

Matthew 25 Fund

A better long-term investment for better long-term investors

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Annual Report

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Fund Manager

The Matthew 25 Management Corp. is the Investment Adviser to **the Fund** and has continued this service since July 8, 1996. Mr. Mark Mulholland is the sole owner, director and officer of the Investment Adviser as well as serving as the president of **the Fund**. As president of the Investment Adviser he has direct responsibility for day-to-day management of **the Fund's** investment portfolio.

Mr. Mulholland has a BA in Economics from Lafayette College. He has worked as a stockbroker continuously since February 14, 1983. Presently, he is a stockbroker and Senior Vice President with Boenning & Scattergood.

Before starting the **Matthew 25 Fund** in 1995, Mark Mulholland ran an investment partnership (XXV Matthew Limited Partnership) for 4 years.

Mr. Mulholland and the **Matthew 25 Fund** have been featured in The Wall Street Journal, BusinessWeek Magazine, and The Philadelphia Business Journal. Please call 1-888-M25-FUND and we will mail you copies of the articles.

Please see **the prospectus** for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest or send money.

Matthew 25 Fund

A better long-term investment for better long-term investors

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Prospectus &
Annual Report

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Fund Performance

For Fund performance information, please see the current prospectus and
most recent annual report. These documents can be found here

Please see **the prospectus** for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest or send money.

Matthew 25 Fund

A better long-term investment for better long-term investors

Home

Access Your Account

Prospectus & Annual Report

Mission

Fund Manager

Performance

FAQ

Contact Us

Frequently Asked Questions

- **What makes the Matthew 25 Fund different from other funds?**
- **What securities does the Fund currently own?**
- **Are there sales charges or fees associated with buying or redeeming shares of the Matthew 25 Fund?**
- **How long has the Matthew 25 Fund been around?**
- **What is the minimum initial investment amount and minimum subsequent purchase amount?**
- **What is the expense ratio for the Matthew 25 Fund?**
- **Can my investment in Matthew 25 Fund be an IRA?**
- **Where does the name Matthew 25 come from?**

What makes the Matthew 25 Fund different from other funds?

1. We offer the returns of a big mutual fund, but with the personal customer service of a small business. We communicate regularly with our shareholders, and we are easily accessible.

2. Mark Mulholland, **the Fund's** Portfolio Manager, is the second largest shareholder of **the Fund**. Unlike some fund managers who simply invest "other people's money," Mark has his assets right along side everyone else. Correspondingly, Mark's investment decisions not only affect his job, but also affect his net worth.

3. **The Fund's** investment style is focused, and has the ability to concentrate its holdings in fewer securities when compared to most mutual funds. The **Matthew 25 Fund** typically holds between 12 and 22 securities and can own up to 25% of its assets in one security.

4. **The Fund** is not restricted by the size of the public companies it may own. It has invested in companies with a market capitalization of $50 million, and companies with a market capitalization of over $100 billion. In addition, **the Fund** has purchased foreign securities and may do so in the future.

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What securities does the Fund currently own?

We would be happy to discuss the **Matthew 25 Fund's** portfolio. Please contact us by phone or email.

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Are there sales charges or fees associated with buying or redeeming shares of the Matthew 25 Fund?

The Matthew 25 Fund has no sales charges, 12b-1 fees or loads. However, a short-term redemption fee of 2% will be imposed on redemptions of shares that are held for one year or less. The short-term redemption fee is not a load or sales charge because the fee goes directly back into the Fund for the benefit of the remaining shareholders. The **Matthew 25 Fund** is not intended for short-term or momentum investors.

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How long has the Matthew 25 Fund been around?

Since October 16, 1995

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What is the minimum initial investment amount and minimum subsequent purchase amount?

$10,000 for an initial investment and $100 for subsequent purchases.

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What is the expense ratio for the Matthew 25 Fund?

For the year ending 12/31/2011 the expense ratio was 1.22%.

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Can my investment in the Matthew 25 Fund be an IRA?

Yes. Your shares can be invested as a regular IRA, a Simple IRA, a Roth IRA, an Education IRA, or a SEP IRA. The **Matthew 25 Fund** also accepts rollovers from pension and profit sharing plan distributions. Please contact us for specific information at 215-884-4458 or 888-M25-FUND.

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Where does the name Matthew 25 come from?

The **Matthew 25 Fund** is named after the gospel Matthew 25 from The Bible. The **Matthew 25 Fund** does not consider itself a religious or socially conscious fund. Mark Mulholland started **the Fund** in 1995 and believed then and believes now that the information contained in the gospel has significance for day-to-day living. Matthew 25 contains three parables, and Mr. Mulholland believes that these parables tell us to be prepared, do your duty, and remember that it does matter how you treat people.

Click here to read the gospel **Matthew 25**.

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Please see **the prospectus** for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest or send money.

Matthew 25 Fund

A better long-term investment for better long-term investors

Home

Access
Your Account

Prospectus &
Annual Report

Mission

Fund
Manager

Performance

FAQ

Contact Us

Contact Us

Email:	info@matthew25fund.com
Phone:	888-M25-FUND (625-3863) or 215-884-4458
Mailing Address:	**Matthew 25 Fund, Inc.** P.O. Box 2479 Jenkintown, PA 19046

Request a Prospectus and Share Purchase Application

Please see **the prospectus** for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest or send money.